

Mail Stop 4631

October 20, 2009

Mr. Steven G. Rolls
Furniture Brands International, Inc.
1 North Brentwood Blvd.
St. Louis, Missouri 63105

> **RE:** **Furniture Brands International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 2, 2009**
> **File #1-91**

Dear Mr. Rolls:

We have reviewed your response letter dated October 7, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2008

Critical Accounting Policies, page 27
General

1. We note your response to our prior comment one. Please revise your disclosure in future filings to clarify that changes in your market capitalization is one of the factors that you monitor in your quarterly assessment of impairments.

Intangible Assets, page 27

2. We note your response to our prior comment three. To the extent that your trade names have estimated fair values that are not substantially in excess of their carrying value, please provide the following disclosures:
   - The percentage by which fair value exceeds carrying value.
   - A discussion of any uncertainties associated with the key assumptions.

- A discussion of any potential events, trends and/or circumstances that could have negative effect on estimated fair value.

If you have determined that estimated fair values of your trade names substantially exceed carrying values, please disclose that determination.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief